135 Commonwealth Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

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File No. 017864-0000

Jeffrey B. Werbitt, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	BF Enterprises, Inc.
Schedule 13E-3 filed on March 31, 2005, File No. 5-40124
(the “Schedule 13E-3”)
Schedule 14C filed on March 31, 2005, File No. 0-15932
(the “Information Statement”)

Dear Mr. Werbitt:

      We are in receipt of your letter dated April 28, 2005 with respect to the above-referenced filings by BF Enterprises, Inc. (the “Company”). The Company is filing (1) Amendment No. 1 to the Transaction Statement on Schedule 13E-3/A and (2) Amendment No. 1 to the Information Statement on Schedule 14C with this response letter (the “Amended Information Statement”). We are responding to your comments on behalf of the Company as set forth below. Courtesy copies of this letter are being submitted to the Staff via overnight courier.

      In connection with responding to the Staff’s comments, the Company is supplementally providing, in writing, a statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13e-3 and the Information Statement, each as amended from time to time (together, the “Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings; and

Mr. Jeffrey B. Werbitt
May 27, 2005

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments (in italics) and the Company’s responses below.

General

1.	Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, available on our Web site at www.sec.gov. In this regard, what consideration was given to the need to unbundled the proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? Your information statement suggests that the reverse and forward stock splits are separate matters that should be presented separately on the proxy card for shareholder vote. Our belief is based on the fact that you have attached two different amendments to the company’s articles of incorporation as Annex A-1 and A-2 to the proxy statement, which appears to indicate that state law and the company’s governing instruments dictate that both matters are subject to a shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.

      The Company acknowledges the Staff’s comment. The Company will be soliciting consent to the amendments to the Company’s restated certificate of incorporation to effect the reverse and forward stock splits (“the “Certificates of Amendment”) only from members of the Company’s board of directors (the “Board”) and two executive officers who collectively hold a majority in voting interest of the outstanding capital stock of the Company. (Please see response #2 below.) The Company has revised the actions by written consent of the stockholders of the Company approving the Certificates of Amendment, provided supplementally herewith to the Staff, to allow such stockholders to vote separately on the reverse and forward stock splits. The Company will not be soliciting consent to the Certificates of Amendment from the stockholders to whom the Company will distribute the Information Statement.

2.	We note that the company submitted the reverse/forward stock split to a vote of the shareholders holding the requisite number of shares needed to approve the transaction. In this regard, it would appear that the company engaged in a solicitation of proxies subject to Regulation 14A, although it is unclear on what exemption from the requirements of the proxy rules the company relied. Please advise.

      Pursuant to the telephone conversation between Jeffrey B. Werbitt of the Staff and John Huber on May 20, 2005, we are confirming that votes with respect to a majority of the outstanding shares of capital stock of the Company (the “Outstanding Stock”), the requisite

Mr. Jeffrey B. Werbitt
May 27, 2005

number of shares to approve the reverse and forward stock splits, will be received from Brian P. Burns, Sr., Daniel S. Mason, Ralph T. McElvenny, Jr. and Paul Woodberry, each members of the Board, who in the aggregate beneficially own 49.79% of the Outstanding Stock, and two executive officers, who in the aggregate beneficially own 4.22% of the Outstanding Stock. The executive officers are Stuart B. Aronoff and S. Douglas Post, who individually beneficially own 3.32% and 0.90% of the Outstanding Stock, respectively. (All beneficial ownership percentages in this paragraph exclude shares subject to options exercisable within 60 days of the date hereof, which may not be voted.) Mr. Aronoff, who has reviewed the Information Statement, is a named executive officer of the Company, and has been Senior Vice-President-Operations, responsible for management of the Company’s real estate assets, since the Company’s inception in 1987. Mr. Aronoff has been an employee of the Company or its predecessor entity, Boothe Financial Corp. (“Boothe”), for thirty-six (36) years. Mr. Post, who has participated in the drafting and preparation of the Information Statement, is also a named executive officer of the Company, and has been a Vice President of the Company since 1991, Controller and Treasurer since May 1998 and Chief Financial Officer since September 2002. Mr. Post has been an employee of the Company or Boothe for thirty-four (34) years. Based on the foregoing and pursuant to the telephone conversation between Jeffrey B. Werbitt of the Staff and John Huber on May 20, 2005, we do not believe that the Company engaged in a solicitation of proxies subject to Regulation 14A.

Schedule 13E-3

Item 3. Identity and Background of Filing Persons, page 4

3.	Rule 13e-3 requires that each issuer and affiliate directly or indirectly engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures, including a determination regarding the fairness of the transaction to the unaffiliated security holders. See Item II.D.3 of the Division of Corporation Finance’s “Current Issues and Rule Making Projects” outline, dated November 14, 2000, available on our website at www.sec.gov. It appears from your periodic reports and Schedule 14C that Brian P. Burns is an affiliate of the issuer and may be engaged in this transaction for purposes of Rule 13e-3. What consideration did you give to whether Mr. Burns should be a filing person on the Schedule 13E-3?

      The Company has revised the Schedule 13E-3 to provide that both the Company and Mr. Burns are filing persons.

Information Statement on Schedule 14C

Cover Page, 2

4.	Please disclose on the cover page the price per share that security holders owning fewer than 4,000 shares will receive in this transaction.

      In accordance with the Staff’s comment, the Company has revised the cover page of the Information Statement.

5.	We note that if you believe that the cash required to pay for the reverse/forward stock split exceeds $3,000,000 the board reserved the right not to affect the reverse/forward

Mr. Jeffrey B. Werbitt
May 27, 2005

stock split. Please revise to describe the factors that would result in an amount exceeding $3,000,000.

      In accordance with the Staff’s comment, the Company has revised the cover page of the Information Statement.

6.	Please disclose the desired effect of taking BF Enterprises private. In this regard, disclose that the company’s reporting obligations will terminate upon completion of the reverse/forward stock split provided that the transaction results in less than 300 record holders and the company is otherwise eligible to file to deregister its common stock.

      In accordance with the Staff’s comment, the Company has revised the cover page of the Information Statement.

Summary of Terms of Reverse/Forward Stock Split, page 3

7.	Please expand this section to disclose the financial effects of the reverse/forward stock split on option holders, including what will happen to stockholders who hold options in the company, both exercisable and unexercisable. Also, your summary of terms should disclose the procedures of participating in the reverse/forward stock split for those security holders who retain an equity interest in BF Enterprises and for those that will be cashed out pursuant to the transaction. For example, we note on page 29 that a record holder holding fewer than 4,000 shares will be asked to surrender their certificates, in order to receive cash consideration.

      In accordance with the Staff’s comment, the Company has revised page 3 of the Information Statement.

Special Factors, page 11

Reasons for and Purposes for the Reverse/Forward Stock Split, page 11

8.	Revise to more clearly disclose the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. It appears that the reasons for going private have existed for the past several years. Why have you chosen now to undertake the reverse/forward stock split? For example, why did the board determine to consider its strategic alternatives on July 9, 2004? Who initiated the review of alternatives? Clarify when the company learned that Morgan Bank would not renew its lease in Tempe.

      In accordance with the Staff’s comment, the Company has revised page 12 of the Information Statement.

9.	We note that you disclose that you presently have approximately 830 holders of common stock, including registered holders and holders in street name. In this section and throughout your document, please clarify your disclosure as to the number of holders of common stock to differentiate between beneficial holders and record holders. Alternatively, if the number of holders you refer to is made up of both beneficial and record holders, please disclose.

      In accordance with the Staff’s comment, the Company has revised pages 14, 18, 22 and 36 of the Information Statement.

Mr. Jeffrey B. Werbitt
May 27, 2005

Background of the Reverse/Forward Stock Split, page 14

10.	We note that during the period from July 9, 2004 to September 13, 2004, management consulted with counsel and other consultants. Please expand to identify the other consultants and to discuss the issues addressed.

      In accordance with the Staff’s comment, the Company has revised page 17 of the Information Statement to add information concerning James Barrington, CPA. There were no additional consultants.

11.	Expand to describe the discussions regarding the expiration of the Morgan Bank lease and the need for property improvements in more detail. For example, what steps were taken or discussed with regard to seeking new tenants? Did the company do any analysis with regard to the cost of any such improvements?

      In accordance with the Staff’s comment, the Company has revised page 17 of the Information Statement.

12.	Expand to discuss any actions taken by the company, including management, regarding the transaction during the lengthy time periods between board meetings.

      In accordance with the Staff’s comment, the Company has revised page 18 of the Information Statement.

13.	We note that you have filed the appraisal completed by Kalinowski & Associates as an exhibit to the Schedule 13E-3. Please expand to provide all of the disclosure required by Item 1015 of Regulation M-A in connection with this third party report. Further, confirm that no other such appraisals were received. In this regard, we note the reference on page 15 to “third-party professional appraisals.”

      In accordance with the Staff’s comment, the Company has revised pages 18, 32 and 33 of the Information Statement. Further, the Company supplementally confirms that neither it nor Sutter Securities Incorporated (“Sutter Securities”) received any appraisals other than the appraisal completed by Kalinowski & Associates. The Company has revised the reference formerly on page 15, now on page 18 of the Amended Information Statement, to plural “third party professional appraisals” to clarify that only one “third party professional appraisal” was obtained.

14.	Expand the discussion of the March 10th meeting to describe management’s report on the status of the company’s real estate assets in a reasonable amount of detail.

      In accordance with the Staff’s comment, the Company has revised page 19 of the Information Statement.

15.	Please revise to expand the disclosure regarding your discussion of how the board reached its determination as to the proposed terms of the reverse/forward stock split, including how the board determined the reverse stock split ratio of 1 share for each 4,000 shares. In this regard, it would be helpful to expand the paragraph at the top of page 16 to describe the board’s consideration of various prices and split ratios in more detail. Further, describe the “preliminary conclusions” reached by the board.

Mr. Jeffrey B. Werbitt
May 27, 2005

      In accordance with the Staff’s comment, the Company has revised pages 19 and 20 of the Information Statement. The Company has deleted references to “preliminary conclusions” reached by the Board at its meeting on March 10, 2005, because, while the Board discussed the presentations by Latham & Watkins and Sutter Securities, and the proposed timeline for completion of the transaction, it did not reach any preliminary conclusions with respect to such matters.

16.	We refer you to the oral report presented by Sutter valuing your shares on February 10, 2005 and March 29, 2005. Provide us, with a view toward disclosure, with a summary of these oral reports to the Staff. To the extent material differences exist between these oral reports valuing your shares and the report received from Sutter as of February 28, 2005, your information statement should summarize the differences.

      Sutter Securities presented oral reports to the Board on March 10, 2005 and March 28, 2005. In its oral report delivered at the Board meeting held on March 10, 2005 (the “March 10 Oral Report”), Sutter Securities described the assumptions and methodologies relevant to its valuation analyses and the status of its analyses, but did not provide any quantitative results. The Company has revised the Information Statement on page 18 to this effect. In its oral report delivered at the Board meeting held on March 28, 2005 (the “March 28 Oral Report”), Sutter Securities summarized its written presentation delivered to the Board in connection with such meeting, filed as Exhibit (c.2) to the Schedule 13E-3 (the “Sutter Written Presentation”). In the March 28 Oral Report and the Sutter Written Presentation, Sutter Securities again explained the assumptions and methodologies relevant to its valuation analyses, but also provided the quantitative results of those valuation analyses, including the price per pre-split share of the Company’s common stock as of February 28, 2005. No material differences existed between the March 10 Oral Report, the March 28 Oral Report and the Sutter Written Presentation, except that the March 10 Oral Report did not provide any quantitative results.

      In accordance with the Staff’s comment, the Company has revised page 19 of the Information Statement to describe more clearly the relationship between the March 10 Oral Report, the March 28 Oral Report and the Sutter Written Presentation.

17.	Expand to describe the board’s conclusions with respect to the valuation analysis and Sutter opinion. It remains unclear from the disclosure.

      In accordance with the Staff’s comment, the Company has revised page 20 of the Information Statement.

Potential Disadvantages of the Reverse/Forward Stock Split ..., page 18

18.	Revise the third paragraph, if true, that officers’, directors’, and larger stockholders’ percentages will increase.

      In accordance with the Staff’s comment, the Company has revised page 22 of the Information Statement.

Federal Income Tax Consequences of the Reverse/Forward Stock Split, page 19

19.	To the extent that the tax consequences of this transaction for the company and its affiliates differ from those of the unaffiliated security holders, revise to address this

Mr. Jeffrey B. Werbitt
May 27, 2005

difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item 1013(c) of Regulation M-A.

      In accordance with the Staff’s comment, the Company has revised page 24 of the Information Statement.

Fairness of the Reverse/Forward Stock Split to Stockholders, 22

20.	Expand to clarify that the board addressed the fairness to all unaffiliated stockholders, including those who will retain an interest in the company and those that will be cashed. In addition, discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

      In accordance with the Staff’s comment, the Company has revised pages 26 and 27 of the Information Statement.

21.	We note that the board of directors did not independently consider liquidation value, going concern value and net book value. Although we understand that you believe that the company’s liquidation value, going concern value and net book value are appropriately factored into the discounted cash flow analysis, it is unclear why these valuations were not independently considered when determining whether the transaction is substantively fair to the unaffiliated security holders. Also, explain why you believe that liquidation value, going concern value and net book value are appropriately factored into Sutter’s analysis of your discounted cash flows. Further, what is the basis for your belief that a discounted cash flow analysis is the only necessary factor in determining the fairness of the reverse/forward stock split? Do you believe that the other valuation factors would substantially over value or under value the company? If so, expand your discourse to explain why these other valuation methods are not indicative of the value of the company and further discuss the basis for your belief that the transaction is substantively fair to the unaffiliated shareholders.

      In accordance with the Staff’s comment, the Company has revised pages 26 and 27 of the Information Statement.

22.	You disclose that the board determined that the reverse/forward stock split is procedurally fair to all stockholders. Please revise to expressly indicate whether each filing person believes the transaction is procedurally fair to unaffiliated shareholders.

      In accordance with the Staff’s comment, the Company has revised pages 36 and 42 of the Information Statement.

23.	We refer you to the discussion of procedural safeguards on page 24. Please expand each filing person’s Item 1014(b) analysis, to include a discussion as to why the transaction is fair despite the fact that the safeguards provided in Item 1014(c), (d) and (e) have not been provided. In this regard, although you disclose why the board did not utilize the other procedural safeguards set forth in Item 1014, it is unclear why the board determined that the transaction is procedurally fair to the unaffiliated security holders without these safeguards and why the engagement of Sutter was sufficient to determine that the transaction is procedurally fair to your unaffiliated security holders. Also,

Mr. Jeffrey B. Werbitt
May 27, 2005

although the advice and assistance provided by Sutter appears to provide substantive safeguards to unaffiliated shareholders, it is unclear how the engagement of Sutter provided procedural safeguards. Please revise or advise.

      In accordance with the Staff’s comment, the Company has revised pages 29, 30 and 31 of the Information Statement.

24.	You disclose that the board adopted the analysis and conclusions of Sutter that the reserve/forward stock split is fair, from a financial point of view, to holders of shares of the company’s common stock who will receive cash payments in connection with the reverse/forward stock split and will not be continuing security holders of the company. Also, you disclose that Sutter expresses “no opinion as to the fairness of the reverse/forward stock split to [y]our continuing stockholders.” Since it appears that there will be unaffiliated security holders that will have their interests cashed out and unaffiliated security holders that will retain an equity interest in the company, disclose the basis for the board’s reliance on Sutter’s analysis to conclude that the transaction is substantively and procedurally fair to all unaffiliated security holders in light of the fact that Sutter does not draw this conclusion. More specifically, disclose how Sutter’s opinion supports the boards conclusions that the transaction is substantively and procedurally fair if it does not consider the interests of unaffiliated security holders that will be cashed out and unaffiliated security holders that will retain an equity interest in the company.

      In accordance with the Staff’s comment, the Company has revised pages 26, 27, 29, 30 and 31 of the Information Statement to clarify the relationship between the Board’s conclusions and the analysis and conclusions of Sutter Securities.

Opinion of Financial Advisor, page 25

25.	Confirm for us, if true, that BF Enterprises did not have any material relationship with Sutter that existed during the past two years.

      The Company confirms for the Staff that the Company did not have any relationship with Sutter Securities during the past two years. The Company has revised pages 26, 29, 31 and 32 of the Information Statement to disclose this fact.

26.	We note that the summary of the Sutter report is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

      In accordance with the Staff’s comment, the Company has revised page 31 of the Information Statement to remove this qualification.

27.	Provide us with copies of all projections and forecasts, as well as any other materials exchanged among the parties that quantified any strategic, financial or operational benefits anticipated from the reverse/forward stock split. Also provide us with any projections and forecasts to which you refer.

      Included herewith are copies of the Company’s projections with respect to the value of its real estate assets in Pasco County, Florida. The Company advises the Staff that the Company and Sutter Securities did not exchange any other projections and forecasts, or any other materials

Mr. Jeffrey B. Werbitt
May 27, 2005

that quantified any strategic, financial or operational benefits anticipated from the reverse/forward stock split.

28.	Advise whether you have disclosed all of the assumptions and projections provided to Sutter for use in its fairness opinion. In this regard, ensure that your disclosure summarizes all of the material assumptions and projections that were presented to Sutter. For example, what were the assumptions that Sutter relied upon to derive the “best case” and “worst case” values of your properties in Pasco County, Florida? Also, we note that Sutter considered a number of assumptions in rendering its opinion. Textually explain how the assumptions were used to derive the fair value of the company under the discounted cash flow method.

      The Company advises the Staff that it has disclosed all of the assumptions and projections provided to Sutter Securities for use in its fairness opinion. In accordance with the Staff’s comment, the Company has revised pages 33, 34 and 35 of the Information Statement to summarize all of the material assumptions and projections that were presented to Sutter, and to textually explain how the assumptions were used to derive the fair value of the Company under the discounted cash flow method.

29.	We note that Sutter applied a discount rate to derive the net value of certain properties and mortgage receivables of BF Enterprises. For each property and mortgage receivable, please disclose the basis for determining the discount rate.

      In accordance with the Staff’s comment, the Company has revised pages 33 and 34 of the Information Statement.

30.	Please revise the disclosure regarding your properties in Pasco County, Florida to also present the “best case” and “worst case” values that were used to determine the mean value of the properties. Also, disclose adjustments made to reflect present value of the taxes payable and the basis for using the adjusted value.

      In accordance with the Staff’s comment, the Company has revised pages 33 and 34 of the Information Statement.

31.	Please expand the summary of the financial analysis conducted by Sutter to summarize the cash and marketable securities discussion and the tax loss carryforward discussion from Sutter’s valuation. Also, revise to include the table that summarizes values, net of tax effect, to more clearly explain how Sutter derived the fair value of $8.88.

      In accordance with the Staff’s comment, the Company has revised page 35 of the Information Statement.

Past Contact, Transactions, Negotiations and Agreements, page 30

32.	It would appear that the disclosure appearing under this heading would be more helpful if discussed in connection with the background of the transaction. It would help to place the company’s consideration of strategic alternatives in better context.

      In accordance with the Staff’s comment, the Company has moved the disclosure originally appearing under the “Past Contacts, Transactions, Negotiations and Agreements” section of the Information Statement in its entirety to the “Special Factors—Background of the

Mr. Jeffrey B. Werbitt
May 27, 2005

Reverse/Forward Stock Split” section of the Amended Information Statement. Please refer to pages 15 and 16 of the Amended Information Statement.

33.	Expand to address why the Company X transaction proposal was “inconsistent with [the Company’s] goals” and the consideration was “unacceptable.”

      In accordance with the Staff’s comment, the Company has revised pages 15 and 16 of the Information Statement. In addition, the Company notes that, as described in more detail on pages 15 and 16 of the Information Statement, D. Sherman & Company, Inc., a financial advisor to the Company between 2002 and 2003, drafted the transaction proposal described on pages 15 and 16 of the Information Statement for consideration by Company X and the Company. Company X did not submit a transaction proposal in any form to the Company at any time.

Interests of Certain Persons, page 31

34.	We note that it appears that no payments or benefits will be paid or provided to BF Enterprises’ directors or officers as a result of this transaction. Will your officers and directors be compensated for their future services to BF Enterprises? If so, please disclose whether the compensation to be received by your officers and directors will increase as a result of this transaction. Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction?

      The Company supplementally advises the Staff that, except for the purchase of fractional shares from directors Daniel S. Mason and Ralph T. McElvenny, Jr. and executive officer Brian P. Burns, Jr., related to their ownership of 2,000, 3,858 and 1,875 pre-split shares of the Company’s common stock, respectively, the Company will make no payments to officers and directors as a result of this transaction. Further, the Company does not presently have any intent to modify the payments or benefits paid to its directors and officers following the transaction. In accordance with the Staff’s comment, the Company has revised page 40 of the Information Statement to include the requested information in this regard.

Recommendation of the Board; Fairness of the Reverse/Forward Stock Split, page 33

35.	Please revise your disclosure to expressly indicate whether each filing person believes that the transaction is substantively and procedurally fair to unaffiliated security holders.

      In accordance with the Staff’s comment, the Company has revised pages 36 and 42 of the Information Statement.

Incorporation of Certain Documents by Reference, page 43

36.	Advise us of the authority upon which you rely to forward incorporate by reference future Exchange Act reports into the Schedule 14C, or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 and Schedule 14C to include the information if filed to the extent required to fulfill your disclosure obligation.

      In accordance with the Staff’s comment, the Company has revised page 56 of the Information Statement to indicate that the Company will specifically amend the Schedule 13E-3 and Schedule 14C to include new material information, if any.

***

Mr. Jeffrey B. Werbitt
May 27, 2005

      Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 463-2606.

Very truly yours,
/s/ CHRISTOPHER L. KAUFMAN
Christopher L. Kaufman
of LATHAM & WATKINS LLP

Enclosures

cc:	Brian P. Burns, Chairman and Chief Executive Officer, BF Enterprises, Inc.
Brian P. Burns, Jr., President, BF Enterprises, Inc.